

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2020

Glen Leibowitz
Chief Financial Officer
Acreage Holdings, Inc.
66 Madison Avenue, 11th Floor
New York, New York 10017

> **Re: Acreage Holdings, Inc.**
> **Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed July 21, 2020**
> **File No. 000-56021**

Dear Mr. Leibowitz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Merger Proxy Statement on Schedule 14A

The Amended Arrangement
New Fairness Opinion, page 87

1. We note your disclosure that "[u]nder the Eight Capital Engagement Agreement, Acreage has agreed to pay Eight Capital a fee for the delivery of the New Fairness Opinion." Please revise to quantify such fee. Refer to Item 1014(b)(4) of Regulation M-A and Item 14(b)(6) of Schedule 14A.

General

2. Please clarify in the section titled "Q: What will I receive for my Floating Shares if Canopy Growth exercises the Floating Call Option?" that shareholders will not know at the time of the vote what Floating Consideration they will receive if Canopy Growth exercises the Floating Call Option.

　　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　You may contact Jennifer Lopez at 202-551-3792 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services